FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON DECEMBER 31, 2014

Highlights for the Period

■    The company’s total EBITDA during 2014 amounted to Ch$2,300,020 million, a 2.2% increase compared to 2013 explained by a better performance in the Generation business where EBITDA rose by 10.6% compared to the previous year, mainly due to better results in Colombia and Peru and an important recovery in Chile and Brazil in the last quarter.

■    This positive performance was partly offset by a 6.1% reduction in the EBITDA of the Distribution business, affected mainly by a lower recognition of costs not transferred to tariffs in Argentina (MMC-PUREE) with respect to the previous year.

■    Despite the good operating performance, the Net Income attributable to Enersis’ shareholders decreased 7.3%, to Ch$610,158 million. This reduction is explained by the impact in Endesa Chile caused by the impairments of the investments in HidroAysén and Punta Alcalde, which had an impact in Enersis of Ch$41,425 million and Ch$5,509 million respectively.

■    The customer base in 2014 of our distribution business grew by over 386 thousand totaling more than 14.7 million customers, while energy demand in our concession zones increased by 3.1%.

■    The Enersis Group continued to make investments through the direct purchase agreement for 21.1% of Edegel with Grupo Inkia, the completion of the voluntary tender offer for the free-float of Coelce, which increased its shareholding to 74%, and the acquisition of 50% of GasAtacama through its subsidiary Endesa Chile, to reach a 100% ownership.

■    We continue to progress in the development of new hydroelectric capacity with the construction of Salaco (145 MW, completed in December 2014), El Quimbo (400 MW), and the investment approval for the Los Cóndores (150 MW) project.

ECONOMIC- FINANCIAL SUMMARY

➢  In the generation business, the net accumulated production of energy reached 60,299 GWh, slightly above the 60,089 GWh of 2013.

➢  The Company’s EBITDA increased by Ch$48,531 million, a rise of 2.2%, mainly due to the improved result in the Generation business, explained by higher sales prices in Colombia, greater sales in Peru and improved hydrology in Chile, coupled with a regulatory improvement in Brazil. This was partially offset by a 6.1% reduction in the EBITDA of Distribution compared to 2013.

➢  The Company’s operating result (EBIT) increased by 1.6% reaching Ch$1,769,325 million.

➢  The net financial result shows an increase in the loss of Ch$95,133 million. This was mainly due to extraordinary effects in the distribution business in Brazil  and less financial revenues in Argentina as a consequence of a lower cost recognition (MMC) compared with the previous period.

➢  Provisions were made for HidroAysén and Punta Alcalde, which had an impact of Ch$ 41,425 million and Ch$ 5,509 million, respectively.

➢  As a result of these variations, net income before taxes was Ch$1,526,079 million, equivalent to an increase of 5.7%.

➢  Earnings attributable to shareholders of Enersis decreased by 7.3% compared to 2013, reaching Ch$ 610,158 million.

FINANCIAL SUMMARY

➢  Available liquidity has continued to show a solid position, as follows:

•     Cash and cash equivalents                                                             US$ 2,810 million

•     Cash & cash equiv. + >90 days cash investments                            US$ 2,960 million

•     Committed lines of credit available                                                  US$ 808 million

•     Uncommitted lines of credit available                                               US$ 788 million

➢ The average nominal interest rate rose from 8.1% in December 2013 to 8.3% in December 2014, mainly influenced by exchange rate conditions in Colombian pesos and Brazilian reals, and also by a higher inflation rate in Chile. The above was partially compensated by improved dollar and UF interest rates.

Hedging and protection:

In order to mitigate the risks associated with exchange and interest rate variations, Enersis has established policies and procedures for protecting its financial statements against volatility.

•      The Enersis exchange rate hedging policy states that there should be a balance between flows indexed to foreign currency of each company and the currency in which they borrow. We also have cross-currency swaps of US$ 814 million and forward contracts of US$ 415 million.

•      In order to reduce volatility in the financial statements due to changes in the interest rate, we maintain a suitable balance in the debt structure. We have also contracted interest-rate swaps of US$ 165 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though subsidiary companies that operate the different businesses in the five countries in which the Company has a presence. The most important businesses for Enersis are electricity generation and distribution.

The results and business figures of the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, began to be booked in Enersis from April 2013.

At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada, thus attaining 100% ownership.

The following tables provide some key performance indicators as of December 31, 2014 and 2013 of the companies in the different countries in which they operate.

Generation

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Dec 14	Dec 13	Dec 14	Dec 13

Endesa Chile (1)	SIC & SING Chile	21,157	20,406	32.6%	32.3%
Endesa Costanera	SIN Argentina	7,051	8,962	5.6%	7.2%
El Chocón	SIN Argentina	3,391	3,392	2.7%	2.7%
Dock Sud	SIN Argentina	4,834	4,195	3.8%	3.4%
Edegel consolidated	SICN Peru	9320	8903	24.9%	25.0%
EE. Piura	SICN Peru	596	594	1.6%	1.7%
Emgesa	SIN Colombia	15,773	16,090	19.4%	18.4%
Cachoeira Dourada	SICN Brazil	3,903	3,564	0.8%	0.8%
Endesa Fortaleza	SICN Brazil	3,205	3,262	0.7%	0.7%

Total		69,230	69,369

(1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13

Chilectra (**)	15,702	15,152	5.3%	5.3%	1,737	1,694	2,518	2,274
Edesur	18,025	18,137	10.7%	10.8%	2,464	2,444	645	736
Edelnor	7,359	7,045	8.0%	8.0%	1,294	1,255	2,090	2,037
Ampla	11,701	11,049	20.1%	19.8%	2,875	2,801	2,466	2,466
Coelce	11,177	10,718	12.7%	12.5%	3,625	3,500	2,989	2,836
Codensa	13,667	13,342	7.2%	7.0%	2,772	2,687	2,658	2,594

Total	77,631	75,443	10.7%	10.6%	14,768	14,381	1,726	1,778

(*) Includes final customer sales and tolls.
(**) Consolidated data.

The following table shows the energy sales revenues breakdown by business line and by client, as of December 31, 2014 and 2013, in the five countries where we operate.

Energy Sales Revenues

Generation and Distribution
(Figures in million Ch$)

Country	Chile		Argentina		Brazil		Colombia		Peru		Structure and adjustmentts		Total
	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13

Energy Sales Revenues

Generation	1,155,806	860,580	75,489	109,114	369,739	286,300	743,649	634,181	325,247	275,494	(583,691)	(549,685)	2,086,239	1,615,984
Regulated customers	760,268	664,332	-	-	157,329	121,512	-	-	184,724	171,133	(466,527)	(391,000)	635,794	565,977
Non regulated customers	274,938	156,628	9,785	26,629	131,767	119,547	532,364	496,018	119,299	88,557	(117,192)	(155,432)	950,961	731,947
Spot Market	98,643	27,575	38,289	57,514	80,643	45,241	211,285	138,163	8,691	8,758	-	(78)	437,551	277,173
Other Clients	21,957	12,045	27,415	24,971	-	-	-	-	12,533	7,046	28	(3,175)	61,933	40,887

Distribution	997,836	842,753	204,714	252,623	1,696,855	1,388,684	808,454	697,375	447,646	370,946	(5,609)	(145)	4,149,896	3,552,236
Residential	335,917	283,881	70,375	84,374	863,888	685,437	433,772	376,528	215,823	151,712	-	-	1,919,775	1,581,932
Commercial	281,979	238,298	82,844	107,587	360,707	293,458	202,635	174,445	91,378	91,103	(92)	(70)	1,019,451	904,821
Industrial	196,219	165,823	20,785	28,005	144,536	157,469	81,751	68,017	62,751	71,317	-	-	506,042	490,631
Other	183,721	154,751	30,710	32,657	327,724	252,320	90,296	78,385	77,694	56,814	(5,517)	(75)	704,628	574,852
Less: Consolidation adjustments	(267,341)	(186,458)	(27)	(30)	(143,516)	(121,512)	(106,461)	(155,500)	(71,833)	(86,128)	589,300	549,830	-	-

Energy Sales Revenues	1,886,301	1,516,875	280,176	361,707	1,923,078	1,553,472	1,445,642	1,176,056	701,060	560,312	-	-	6,236,135	5,168,220

I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

Net income attributable to the shareholders of Enersis as of December 31, 2014 was Ch$ 610,158 million, representing a 7.3% decrease with respect to the previous year, which was Ch$ 658,514 million

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Dec 14	Dec 13	Change	% Change

Revenues	7,253,876	6,264,446	989,430	15.8%
Sales	6,819,761	5,696,777	1,122,984	19.7%
Other operating income	434,115	567,669	(133,554)	(23.5%)
Procurements and Services	(3,941,071)	(3,089,141)	(851,930)	(27.6%)
Energy purchases	(2,612,423)	(1,820,614)	(791,809)	(43.5%)
Fuel consumption	(511,015)	(386,116)	(124,899)	(32.4%)
Transportation expenses	(417,134)	(399,680)	(17,454)	(4.4%)
Other variable costs	(400,499)	(482,731)	82,232	17.0%
Contribution Margin	3,312,805	3,175,305	137,500	4.3%
Personnel costs	(438,734)	(403,717)	(35,017)	(8.7%)
Other fixed operating expenses	(574,051)	(520,099)	(53,952)	(10.4%)
Gross Operating Income (EBITDA)	2,300,020	2,251,489	48,531	2.2%
Depreciation and amortization	(479,180)	(435,473)	(43,707)	(10.0%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(51,515)	(74,878)	23,363	31.2%
Operating Income	1,769,325	1,741,138	28,187	1.6%
Net Financial Income	(263,162)	(168,029)	(95,133)	(56.6%)
Financial income	265,884	260,127	5,757	2.2%
Financial costs	(491,858)	(388,368)	(103,490)	(26.7%)
Gain (Loss) for indexed assets and liabilities	1,634	(9,415)	11,049	117.4%
Foreign currency exchange differences, net	(38,822)	(30,373)	(8,449)	(27.8%)
Other Non Operating Income	19,916	44,459	(24,543)	(55.2%)
Net Income From Sale of Assets	71,769	19,170	52,599	274.4%
Share of profit (loss) of associates accounted for using the equity method	(51,853)	25,289	(77,142)	(305.0%)
Net Income Before Taxes	1,526,079	1,617,568	(91,489)	(5.7%)
Income Tax	(496,609)	(504,167)	7,558	1.5%
NET INCOME	1,029,470	1,113,401	(83,931)	(7.5%)
Net Income attributable to owners of parent	610,158	658,514	(48,356)	(7.3%)
Net income attributable to non-controlling interest	419,312	454,887	(35,575)	(7.8%)

Earnings per share Ch$ *	13.55	14.56	(1.0)	(6.9%)

(*) As of December 2014 the average number of paid and subscribed shares were 49,092,772,762 (45,218,860,045 as of December 2013)

 Operating income:

Operating income increased by Ch$ 28,187 million as of December 31, 2014, the equivalent of an increase of 1.6%, increasing from Ch$ 1,741,138 million in 2013 to Ch$ 1,769,325 million in 2014.

The breakdown of operating revenue and expenses by business line for the periods ended December 31, 2014 and 2013 is as follows:

	Generation & Transmission		Distribution		Adjustments		Total
	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13

Operating Revenues	2,983,409	2,441,120	4,930,001	4,404,480	(659,534)	(581,154)	7,253,876	6,264,446
Operating Costs	(1,937,393)	(1,496,625)	(4,174,186)	(3,584,992)	627,028	558,309	(5,484,551)	(4,523,308)

Operating Income	1,046,016	944,495	755,815	819,488	(32,506)	(22,845)	1,769,325	1,741,138

Change in million Ch$ and %	101,521	10.7%	(63,673)	(7.8%)	(9,661)	(42.3%)	28,187	1.6%

The generation and transmission businesses produced greater operating income of Ch$ 101,521 million, a 10.7%,% increase, to reach Ch$ 1,046,016 million. Physical sales declined by 0.2% to 69,230 GWh (69,369 GWh to December 2013).

Operating income for the generation and open transmission business on a comparative basis and detailed by country is shown in the following table:

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13

Operating Revenues	1,225,716	962,879	167,630	173,768	437,033	349,612	753,385	639,460	401,695	315,886	2,983,409	2,441,120

Operating Costs	(975,589)	(697,621)	(128,922)	(138,639)	(288,199)	(189,007)	(303,895)	(275,531)	(242,838)	(196,312)	(1,937,393)	(1,496,625)

Operating Income	250,127	265,258	38,708	35,129	148,834	160,605	449,490	363,929	158,857	119,574	1,046,016	944,495

Change in million Ch$ and %	(15,131)	(5.7%)	3,579	10.2%	(11,771)	(7.3%)	85,561	23.5%	39,283	32.9%	101,521	10.7%

Chile

Operating income in Chile declined by 5.7%, from Ch$ 265,258 million in 2013 to Ch$ 250,127 million in 2014, mainly due to higher operating costs of Ch$ 277,968 million from higher energy purchases costs of Ch$ 164,024 million as a consequence of larger purchases on the spot market, an increase of fuel consumption costs of Ch$ 93,868 million, higher other expenses of Ch$ 5,777 million, higher charges for depreciation and impairment of Ch$ 21,163 million including Ch$ 12,581 million of the Punta Alcalde project, and greater expenses in other variable procurements and services of Ch$ 4,046 million. These were compensated by lower transport expenses of Ch$ 6,617 million and reduced personnel expenses of Ch$ 4,293 million.

Operating revenue increased by Ch$ 262,837 million compared to  the previous year , due to increased physical sales and higher average energy sales prices, and operating revenue contributed by the subsidiary Gas Atacama of Ch$ 113,074 million.

On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada to reach a 100% ownership. The acquired subsidiary, whose operating results are booked from May 2014, shows operating income of Ch$ 36,764 million to December 31, 2014.

Argentina

In Argentina, operating income for the period increased by Ch$ 3,579 million, explained by increased revenue received under the combined-cycle availability contract of Endesa Costanera, of Ch$ 16,311 million compensated by reduced income due to the effect of conversion to the Chilean peso.

The operating income of Endesa Costanera amounted Ch$13,702 million, a decrease of Ch$ 7,442 million compared to 2013 as a consequence  of reduced sales revenue of Ch$ 29,411 million originating from lower physical sales of 1,911 GWh, increased personnel expenses of Ch$ 4,766 million and increased other expenses of Ch$ 3,267 million. These were partially compensated by higher revenue due to the effect of the availability contract of Ch$ 16,311 million, reduced energy purchases of Ch$ 7,110 million, reduced charges for depreciation and impairment of Ch$ 2,744 million, reduced other variable procurements and services of Ch$ 1,450 million and reduced transportation expenses of Ch$ 1,340 million.

El Chocón’s operating income reached Ch$14,339 million,  Ch$ 103 million compared to the previous year. Operating costs declined by Ch$ 6,616 million mainly due to lower energy purchases costs of Ch$ 3,783 million and lower other expenses of Ch$ 2,843  million. Operating revenue declined by Ch$ 6,513 million mainly due to the effects of conversion to the Chilean peso. Physical sales amounted to 3,391 GWh, slightly lower than the 3,392 GWh in 2013.

In addition, as a result of the capital increase of Enersis at the end of the first quarter of 2013, the Argentine subsidiaries Central Dock Sud and Cemsa S.A. became consolidated. The results of these companies are booked from April 2013. Dock Sud produced an improved operating income of Ch$ 12,001 million and Cemsa S.A a reduced operating income of Ch$ 393 million compared to the previous year.

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 22.3% decrease in Chilean pesos in December 2014 as compared to December 2013.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$ 148,834 million, a decrease of Ch$ 11,771 million compared to the result of the previous year, which amounted Ch$ 160,605 million.

The operating income of our subsidiary Cachoeira Dourada decrease by Ch$ 9,955 million, due to increased operating costs of Ch$ 51,475 million mainly from energy purchases. On the other hand, operating  revenue rose by Ch$ 41,520 million due to higher energy sales by 339 GWh.

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 36,994 million, which represents a Ch$ 12,045 million decreased compared to the previous year, mainly due to greater energy purchases of Ch$ 52,257 million as a consequence of the increased price per GWh from  the shortage of rains, increased fuel consumption of Ch$ 7,144 million, increased transport costs of Ch$ 2,101 million, increased other expenses of Ch$ 1,041 million, higher personnel expenses of Ch$ 717 million and higher charged for depreciation and impairment of Ch$ 696 million. These are compensated by reduced other variable procurement and services costs of Ch$ 9,989 million. On the other hand, sales revenues rose by Ch$ 41,922 million, mainly due to  improvement  of sale prices, despite lower physical sales of 57 GWh.

Our subsidiary Cien showed an increase in operating income of Ch$ 9,591 million, mainly due to reduced other variable procurement and services costs of Ch$ 8,423 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods was a 5.7% increase in Chilean peso terms in December 2014 compared to December 2013.

Colombia

The operating income of the operations in Colombia grew by 23.5% to Ch$ 449,490 million in 2014. The larger operating revenue of Ch$ 113,925 million was mainly due to higher average sales prices and the effect of conversion to Chilean pesos, offset by lower physical sales of 317 GWh.

The increased costs of raw materials and inputs used of Ch$ 15,884 million are the result of increased other expenses in variable procurement and services costs of Ch$ 16,120 million and higher transport costs of Ch$ 9,020 million, compensated by lower energy purchases of Ch$ 7,402 million as a result of lower physical sales and lower fuel consumption of Ch$ 1,854 million, partly due to reduced thermal generation. There was also a higher charge for depreciation and impairment of Ch$ 7,039 million, higher expenses of Ch$ 4,298 million and increased personnel expenses of Ch$ 1,110 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 7.6% increase in Chilean peso terms at December 2014 when compared to December 2013.

Peru

Operating income totaled Ch$158,857 million in 2014, an increase of 32.9% compared to 2013, mainly due to the result of increased operating revenue and the contribution of Empresa Eléctrica Piura, a subsidiary that was consolidated following its capital increase in March 2013.

The operating income of Edegel was Ch$141,158 million, 25.8% more than the previous year. Revenue rose by Ch$69,989 million, mainly due to higher energy sales of 417 GWh compared to the previous year and increased revenue from tolls.

Operating expenses rose by Ch$41,023 million due to higher costs of raw materials and inputs of Ch$38,655 million mainly due to higher fuel consumption of Ch$14,015 million, larger energy purchases of Ch$13,385 million and higher transportation expenses of Ch$12,149 million, in addition to higher other expenses of Ch$2,965 million, increased personnel expenses of Ch$925 million, offset by reduced charges for depreciation and impairment of Ch$1,520 million.

The subsidiary Empresa Eléctrica de Piura also contributed an improved operating income of Ch$10,339 million with respect to the previous year.

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods resulted in a 9.6% at December 2014, compared to December 2013.

Distribution business showed a Ch$ 63,673 million decrease in operating income in the year, a  7.8% decrease, to Ch$ 755,815 million, compared to 2013. Physical sales rose by 2,188 GWh, or 2.9%, to a total of 77,631 GWh. The number of clients increased by 387 thousand to 14.7 million, 2.7% more than at December 2013.

The following shows details of the operating income of the distribution business by country and by comparison between the two periods:

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Eliminaciones	Total
	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 14	Dec 13	Dec 13	Dec 14	Dec 13

Operating Revenues	1,127,892	975,024	371,412	528,653	1,969,226	1,634,112	982,771	852,780	478,700	413,911		4,930,001	4,404,480

Operating Costs	(975,035)	(836,143)	(422,641)	(406,655)	(1,668,000)	(1,400,496)	(720,796)	(611,892)	(387,714)	(329,806)		(4,174,186)	(3,584,992)

Operating Income	152,857	138,881	(51,229)	121,998	301,226	233,616	261,975	240,888	90,986	84,105		755,815	819,488

Change in million Ch$ and %	13,976	10.1%	(173,227)	(142.0%)	67,610	28.9%	21,087	8.8%	6,881	8.2%		(63,673)	(7.8%)

Chile:

In Chile, our subsidiary Chilectra showed a operating income of Ch$ 152,857 million, which represents an increase of Ch$ 13,976 million, or 10.1%, compared to 2013. This is mainly due to higher operating revenue of Ch$ 152,868 million, the equivalent of 15.7%, as a result of higher energy sales of Ch$ 155,083 million due to the effect of lower temperatures and increased rainfalls, increased revenue from the rental and maintenance of street lighting and network installation of Ch$ 1,885 million, compensated by reduced other operating revenue of Ch$ 3,531 million

The higher operating costs of Ch$ 138,892 million mainly include an increase in energy purchase costs to cover the higher physical sales in the period.

Energy losses remained at 5.3% between both periods. Physical energy sales increased by 3.6% to 15,702 GWh, and the number of clients rose by 43 thousand, totaling more than 1.73 million.

Argentina:

In Argentina, our subsidiary Edesur produced an increased operating loss of Ch$173,227 million, passing from an income of Ch$121,998 million in 2013 to a loss of Ch$51,229 million in 2014.

Operating revenues declined by Ch$157,241 million in the present year, since in this period revenues of only Ch$144,347 million were booked as a result of the application of Resolution 250/13 that recognized costs not transferred to tariffs for the period of October 2013 to March 2014, while in 2013, amounts were booked totaling Ch$250,533 million corresponding to the period from 2007 to September 2013. In addition, sales revenue decrease by Ch$47,907 million mainly due to the effect of conversion to Chilean pesos and the recognition of service quality fines of Ch$11,974 million.

Operating costs have increased by Ch$15,986 million, mainly due to higher personnel expenses as a consequence of the wage increase in the year.

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 22.3% decrease in Chilean pesos in 2014 as compared to December 2013.

Brazil:

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 301,226 million, which is 28.9% higher than that obtained in 2013.

Ampla’s operating income amounted to Ch$ 183,846 million, which compared to the previous year, represents an increase of Ch$ 11,647 million. This is explained by an higher operating revenue of Ch$ 147,151 million mainly as the result of the recognition of increased regulatory revenue approved by the Brazilian government in December 2014 of Ch$ 85,008 million and a 5.9% increase in physical energy sales to 11,701 GWh. Operating costs increased by Ch$ 135,504 million due to greater energy purchases of Ch$ 189,044 million, affected by higher prices due to the drought, higher other expenses  of Ch$ 10,132 million, higher transportation costs of Ch$ 4,180 million and increased personnel expenses of Ch$ 2,874 million, compensated by lower other variable procurement and services costs of Ch$ 60,385 million and reduced charges for depreciation and impairment of Ch$ 10,341 million. Energy losses increased by a 0.3 percentage point, from 19.8% to 20.1%. Ampla’s number of clients rose by 74 thousand to a total of more than 2.87 million.

In our subsidiary Coelce, operating income increased by 91.1%, or Ch$ 55,963 million, to Ch$ 117,380 million. The increased operating revenue of Ch$ 187,963 million is mainly the result of the recognition of increased regulatory revenue approved by the Brazilian government in December 2014 of Ch$ 74,310 million and higher physical energy sales which rose by 4.3% to 11,177 GWh. The higher operating costs of Ch$ 132,000 million were mainly due to greater energy purchases of Ch$ 154,237 million, affected by higher prices due to the drought, higher transportation expenses of Ch$ 10,779 million, higher other expenses of Ch$ 8,731 million and higher personnel expenses of Ch$ 2,093 million, compensated by reduced other variable procurement and services expenses of Ch$ 44,325 million.

Energy losses rose by 0.2 percentage points to 12.7%, and the number of clients rose by 125 thousand to reach a total of more than 3.6 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods led to a 5.7% increase in Chilean pesos in 2014 as compared to December 2013.

Colombia:

In Colombia, Codensa’s operating income was Ch$ 261,975 million, an increase of Ch$ 21,087 million compared to 2013. This is explained by higher operating revenue of Ch$ 129,991 million, mainly due to higher physical sales and the effect of conversion to Chilean pesos. Operating costs rose by Ch$ 108,904 million, mainly due to greater energy purchases of Ch$ 66,746 million, related to larger physical energy purchases and a higher average purchase price, a greater charge for depreciation and impairment of Ch$12,339 million, higher other expenses  of Ch$11,776 million, higher transportation costs of Ch$ 9,172 million, greater other variable procurement and services costs of Ch$ 7,200 million and increased personnel expenses of Ch$ 1,671 million.

Physical sales rose by 2.4% to 13,667 GWh to December 2014. Energy losses rose by 0.2 p.p. to 7.2%, and the number of clients rose by 85 thousand to reach a total of more than 2.77 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 7.6% increase in Chilean peso terms in 2014 as compared to December 2013.

Peru:

Our Peruvian subsidiary Edelnor reported operating income of Ch$ 90,986 million, an increase of Ch$ 6,881 million compared to 2013, mainly explained by an increase in operating revenue of Ch$ 64,788 million, from higher physical sales. This was partially compensated by higher energy purchases of Ch$ 50,790 million, higher other expenses  of Ch$ 4,884 million, a higher charge for depreciation and impairment of Ch$ 3,436 million, higher personnel expenses of Ch$ 928 million and reduced variable procurement and services expenses of Ch$ 2,125 million.

Physical sales rose by 314 GWh to 7,359 GWh in 2014. Energy losses remained at 8%, and the number of clients rose by 38.5 thousand to reach a total of more than 1.29 million.

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods was a 9.6% increase in Chilean peso terms in 2014 as compared to December 2013.

In summary, the revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended December 2014 and 2013 are as follows:

Operating Income Detail
(Figures in million Ch$)

	Dec 14			Dec 13
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	2,446,534	(1,571,213)	875,321	2,027,432	(1,244,593)	782,839
Cachoeira Dourada	158,965	(87,112)	71,853	117,445	(35,637)	81,808
CGTF	210,793	(173,799)	36,994	168,871	(119,832)	49,039
Cien	70,800	(28,679)	42,121	67,689	(35,159)	32,530
Chilectra S.A.	1,127,893	(975,035)	152,858	975,024	(836,143)	138,881
Edesur S.A.	371,412	(422,641)	(51,229)	528,653	(406,655)	121,998
Edelnor S.A.	478,695	(387,722)	90,973	413,907	(329,810)	84,097
Ampla	1,092,282	(908,436)	183,846	945,131	(772,932)	172,199
Coelce	876,944	(759,564)	117,380	688,981	(627,564)	61,417
Codensa S.A.	982,771	(720,796)	261,975	852,780	(611,892)	240,888
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda.	12,596	(7,236)	5,360	15,442	(7,368)	8,074
Synapsis Soluc.y Servicios Ltda. (2)	-	-	-	-	-	-
ICT	4,978	(6,520)	(1,542)	5,445	(6,668)	(1,223)
Cemsa	1,281	(2,115)	(834)	1,591	(2,032)	(441)
Dock Sud	61,606	(52,141)	9,465	41,186	(43,722)	(2,536)
EE Piura	50,849	(33,261)	17,588	33,752	(26,503)	7,249
Holding Enersis y soc. inversión	46,724	(76,521)	(29,797)	40,913	(65,461)	(24,548)

Consolidation Adjustments	(741,247)	728,240	(13,007)	(659,796)	648,663	(11,133)

Total	7,253,876	(5,484,551)	1,769,325	6,264,446	(4,523,308)	1,741,138

Financial Result

The net financial result was Ch$ 263,162 million, representing a greater expense of Ch$ 95,133 million compared to 2013. This is mainly explained as follows:

Higher financial income of Ch$ 5,757 million, mainly due to reduced income of Ch$ 54,592 million as a consequence of the reduced updating of the non-amortized assets on the termination of the concessions in Ampla and Coelce at net replacement value, reduced income from deposits and other financial instruments of Ch$ 11,631 million, reduced income of Ch$ 4,026 million in Edesur as a result of less compensation under the Costs Monitoring Mechanism (“MMC”, in its Spanish acronym), Resolution 250/13, compared to 2013, and of reduced financial income of Ch$ 8,529 million mainly from agreements and financing, compensated by increased incomes by Ch$ 84,535 million from the debt restructuration of Mitsubishi  in our Argentine subsidiary Endesa Costanera S.A.

Higher financial expenses of Ch$ 103,490 million, mainly due to  higher expenses in the Brazilian subsidiaries of Ch$68,729 million as a consequence of the updating of the non-amortized assets on the termination of the concession in Ampla and Coelce to their new replacement value, higher financial expenses on loans and bonds of Ch$26,972 million, and higher financial expenses in updating financial provisions of Ch$ 8,847 million.

Reduced indexation adjustment expenses of Ch$ 11,049 million, principally due to the updating of recoverable taxes and the positive change in the financial derivatives asset position.

Higher  expenses for exchange rate differences of Ch$ 8,449 million, the result of an increase in local exchange rate against the dollar, mainly in Chile and Argentina on the valuation of financial debt and derivative instruments.

Result of assets sales and other investments

The gain on asset sales and other investments shows a positive variation of Ch$ 52,599 million mainly due to recognizing the gain on re-measurement of the initial pre-existing investment of 50% in Gas Atacama and the realization of exchange rate differences of Ch$ 42,553 million, and the gain on the sale of Los Maitenes and Aguas Santiago Poniente (Enea project) of Ch$ 21,078 million, compensated by reduced other sales of Ch$ 11,032 million.

Share of profit (loss) of associates accounted for using the equity method

Income received from associates accounted for using the equity method is a loss of Ch$ 77,142 million, mainly because of the impairment in the HidroA ysén project of Ch$ 69,066 million due to the uncertainty of its fulfillment, and of Ch$ 13,948 million of Inversiones Gas Atacama Holding that in 2014 became consolidated by global integration.

Corporate Taxes

Corporate income tax shows a lower expense of Ch$ 7,558 million, explained by a reduced expense in Enersis of Ch$28,400 million, mainly due to reduced taxable income for the deduction of higher monetary correction taxable equity and higher dividends receivable compared to 2013. In Edesur, for Ch$ 14,477 million due to reduced taxable income compared to 2013 as a consequence of a reduced income by the applicability of the  Costs Monitoring Mechanism (MMC) Resolution 250/13. In Brazil, it is for Ch$11,352 million due to reduced taxable income, mainly in Ampla and Coelce as a consequence of weaker results than the previous year, compensated by a higher tax charge. In Emgesa, it is for Ch$19,654 million due to  the greater earnings. In Gas Atacama, it is for Ch$10,228 million consolidated into the group during the year. In Pehuenche, it is for Ch$9,479 million due to higher earnings. In  Codensa, it is for Ch$6,938 million due to higher earnings.

ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Assets (million Ch$)	Dec 14	dec-13	Change	% Change

Current Assets	3,931,499	3,896,215	35,284	0.9%
Non Current Assets	11,989,823	11,281,449	708,374	6.3%

Total Assets	15,921,322	15,177,664	743,658	4.9%

The Company’s total assets as of December 2014 showed an increase of Ch$ 743,658 million compared to December 2013, mainly due to:

➢  An increase in current assets of Ch$ 35,284 million, equivalent to 0.9%, as a result of:

❖    Increase in cash and cash equivalents of Ch$98,358 million, mainly due to the increase in Enersis of Ch$104,113 million following increased interest received on financial investments compensated by a bond repayment, in Edelnor of Ch$ 18,949 million for increases in sales collections compensated by payments to suppliers and debts, in Codensa of Ch$16,705 million due to increases in sales collections compensated by payments of financial and commercial debts, in E.E. Piura of Ch$16,576 million for greater sales collections, and in Inversiones Gas Atacama Holding of Ch$13,509 million following its consolidation from April 30, 2014. The above was partially compensated by the reduction in cash of Enel Brazil group of Ch$52,333 million due to higher payments of commercial and financial debts compensated by contributions from the CDE fund and Endesa Chile for Ch$ 19,971 million compared to debt repayments compensated by a new bond issue.

❖  Increase in trade debt and other accounts receivable, current, of Ch$ 551,950 million, principally due to the increase in Edesur of Ch$ 158,970 million for recognition of effects of resolution 250/13, in Chilectra of Ch$108,168 million due to increase in energy accounts receivable, in Coelce of Ch$78,882 million due to higher customer sales, balance of the receivable from the CDE fund and recognition of regulatory asset, in Ampla Energía of Ch$ 75,117 million due to higher customer sales, balance of the receivable from the CDE fund and recognition of regulatory asset, in Endesa Chile of Ch$51,548 million for increase in energy receivables and YPF compensation, in Inversiones Gas Atacama Holding Limitada of Ch$ 51,925 million following the company’s consolidation in the group from April 2014, in Costanera of Ch$ 7,209 million for booking of advabnce with Cammesa, in Codensa of Ch$ 6,830 million due to increase energy sale receivables, in Edegel of Ch$ 6,735 million from energy sale receivables, and in CG Fortaleza of Ch$ 5,538 million due to increased energy sales.

❖  Increase in inventories, current, of Ch$ 55,738 million following the consolidation from April 2014 of the subsidiary Inversiones Gas Atacama Holding of Ch$ 11,546 millions, in Edesur of Ch$ 34,483 million due to increased purchases of materials and in Endesa Chile of Ch$ 8,142 million due to increased purchases.

❖  Increase in non-current assets or groups of assets for disposal classified as held for sale of Ch$ 7,979 million relating to the assets of Túnel el Melón which are in the process of being sold at the close of 2014.

❖  Decrease in Other financial assets, current, of Ch$ 681,574 million due to the reduction in Enersis of Ch$ 512,699 million caused mainly by disbursements for the puchase of minority holdings in Coelce and Generandes Perú, in Enel Brasil of Ch$ 100,102 million due to the redemption of financial investments for debt repayments, in Codensa of Ch$ 55,319 million for bond repayments and in Ampla Energía of Ch$ 9,954 million due to redemption of financial investments.

➢  Increase in non-current assets of Ch$ 708,374 million, equivalent to 6.3%, mainly due to:

❖    Increase in Other financial assets, non-current, of Ch$ 39,285 million, principally increases in the Brazilian distributors Ampla and Coelce for financial updating of the IFRIC 12.

❖    Increase in trade debtors and other accounts receivable, non-current, of Ch$ 68,596 million mainly related to the increase in Coelce of Ch$ 35,060 million and in Ampla Energía of Ch$ 18,394 million, both for recognition of regulatory asset and in Endesa Costanera of Ch$ 13,552 million receivable from Cammesa.

❖    Decrease in investments booked using the equity method of Ch$ 174,447 million, mainly explained by the 50% decrease in the initial investment in Inversiones Gas Atacama Holding Limitada which, following the purchase of the remaining 50% in April 2014, has been consolidated for Ch$ 123,628 million, in HidroAysén of Ch$ 65,751 million, mainly due to the impairment registered due to the uncertainty of the project’s realization of Ch$ 69,066 million compensated by capital increase of Ch$ 3,315 million. Additionally there was an increase in GNL Quintero of Ch$10,401 million, mainly due to the settlement in advance of a swap.

❖    Increase in property, plant and equipment of Ch$ 800,417 million mainly relating to new investments of Ch$ 1,053,082 million, the consolidation of the subsidiary Inversiones Gas Atacama Holding Limitada of Ch$ 199,661 million and other movements of Ch$25,081 million, partially compensated by amortization and depreciation for the year of Ch$ 380,722 million and the effects of the conversion of the various functional currencies of the companies of 96,685 million.

❖    Decrease in investment properties of Ch$ 36,362 million, mainly explained by the sale of the Enea project, made in December 2014, of Ch$ 36,041 million.

The Company’s total liabilities and equity increased by Ch$ 746,557 million compared to December 2013. This is mainly explained by the increase of Ch$ 761,738 million in non-current liabilities, and an increase of Ch$ 163,302 million in current liabilities, partially compensated by the decrease in equity of Ch$ 178,483 million.

Liabilities (million Ch$)	Dec 14	dec-13	Change	% Change

Current Liabilities	3,194,822	2,981,259	213,563	7.2%
Non Current Liabilities	4,447,282	3,688,940	758,342	20.6%
Total Shareholders' Equity	8,279,218	8,507,465	(228,247)	(2.7%)
Attributable to shareholders of the company	6,201,976	6,168,554	33,422	0.5%
Attributable to minority interest	2,077,242	2,338,911	(261,669)	(11.2%)

Total Liabilities and Shareholders' equity	15,921,322	15,177,664	743,658	4.9%

➢  Current liabilities increased by Ch$ 213,563 million, equivalent to 7.2%, mainly due to:

❖  Decrease in other financial liabilities, current, of Ch$ 484,870 million, mainly due to the decrease in Enersis of Ch$ 315,438 million, principally due to the repayment of dollar debt and financial instruments, in Dock Sur of Ch$ 41,771 million of capitalization of financial debt, Codensa of Ch$67,920 million of debt repayments and in Endesa Costanera of Ch$ 59,635 million, mainly the refinancing of the Mitsubishi debt.

❖  Increase in trade  and other accounts payable, current, of Ch$ 773,873 million due to the increase in Edesur of Ch$312,158 million, mainly debt with CAMMESA on the realization of investments in the distribution system, in Endesa Chile of Ch$177,574 million, basically dividends payable to third parties, in Enel Brasil Group of Ch$ 88,737 million, mainly larger energy purchases, in Endesa Chile trade payable due to the  agreement with Tecnimont of Ch$ 75,844 million, in Codensa of Ch$ 68,178 million for dividends payable and energy purchases and in Edelnor of Ch$42,125 million, principally advance invoicing of the electric train project for movement of networks. The difference corresponds to conversion effects and exchange rate effects on foreign currency debt

❖    Reduction in accounts payable to related entities of Ch$ 60,732 million, mainly due to the Capitalization of the loan payable to Endesa Latinoamérica in 2013 of our subsidiary Dock Sud of Ch$ 53,725 million.

➢  Non-current liabilities increased by Ch$ 758,342 million, equivalent to 20.6%, mainly explained by:

❖    Increase in other financial liabilities, non-current, (financial debt and derivatives) of Ch$ 498,848 million, mainly a new bond issue and transfer from short term in Endesa Chile of Ch$ 203,211 million, in Emgesa of Ch$ 86,690 million following a new bond issue net of transfer to short term, in Coelce of Ch$85,819 million in new loans and transfers to short term, in Codensa of Ch$ 52,897 million from a bond issue, in Edelnor of Ch$ 51,731 million following a new bond issue, and in Ampla of Ch$ 40,388 million from new borrowings.

❖    Increase in trade debtors and other accounts payable, non-current, of Ch$ 136,322 million, mainly explained by the debt of Edesur with Cammesa.

❖    Increase in deferred tax liabilities of Ch$ 82,875 million, mainly due to increased taxes for the year of Ch$50,686 million of the Chilean and Colombian companies compensated by the effects in the Peruvian subsidiaries from new tax reforms, increased tax of Ch$ 28,923 million of acquisitions through combination of businesses (Inversiones Gas Atacama Holding Limitada), increased effects of the conversion of foreign currency of Ch$ 18,204 million, compensated by other decreases of Ch$.11,922 million.

❖    Increase in provisions for employee benefits, non-current, of Ch$ 31,415 million, mainly the effects of the actuarial valuation for the year.

➢  The equity fell by Ch$ 228,247 million from December 2013:

❖    The part attributable to owners of the controller increased by Ch$ 33,422 million, mainly explained by the increased result for the period of Ch$ 610,158 million, compensated by the final dividend 2013 and the booking of the minimum dividend of Ch$314,750 million, by recognition in accumulated earnings of the effects of deferred assets and liabilities following the application of Official Notice No.856 of the S.V.S concerning the Chilean tax reform, of Ch$ 38,285 million, and a reduction in other  reserves of Ch$223,947 million. The latter included reduced reserves following the purchase of minority interests under the Coelce tender offer of Ch$76,281 million, reduced reserves following the purchase of minorities of Generandes Perú (Inkia Holding) of Ch$137,645 million, cash flow hedge of Ch$58,497 million and the actuarial calculation of pensions of Ch$19,023 million, compensated by increased reserves on the capitalization of Central Dock Sud of Ch$35,149 million and conversion differences for the year of Ch$29,930 million.

❖    Non-controller participations decreased by Ch$ 261,669 million, mainly explained by the distribution of the dividend corresponding to minority interests of Ch$496,344 million, the effects of Coelce’s tender offer to minorities of Ch$ 58,130 million, the minorities reduction following the purchase of Generandes Perú (Inkia Holding) for Ch$ 115,368 million, a reducionin minorities of Ch$ 29,824 million on the sale of the companies Maitenes y Aguas Santiago Poniente, the reuction in Other comprehensive results of Ch$68,553 million and recognition in accumulated earnings of the effects of deferred assets and liabilities following the application of Official Notice No.856 of the S.V.S concerning the Chilean tax reform, of Ch$ 23,681 million. The above was compensated by the net income for the year of Ch$ 454,887 million and the effect on reserves of the capital increase of Central Dock Sud of Ch$ 75,484 million.

Changes in the main financial indicators are as follows:

Indicator		Unit	Dec 14	Dec 13	Change	% Change

Liquidity	Current liquidity	Times	1.23	1.31	(8.0%)	(6.1%)
	Acid ratio test (1)	Times	1.18	1.27	(9.0%)	(7.1%)
	Working Capítal	MMCh$	736,677	914,956	-178,279	(19.5%)
Leverage	Leverage	Times	0.92	0.78	14.0%	17.9%
	Short Term Debt	%	41.8%	44.7%	(2.9%)	(6.5%)
	Long Term Debt	%	58.2%	55.3%	2.9%	5.2%
	Financial Expenses Coverage (2)	Times	4.35	5.26	(91.3%)	(17.4%)
Profitability	Operating Income/Operating Revenues	%	24.4%	27.8%	(3.4%)	(12.3%)
	ROE (annualized)%		9.9%	13.1%	(3.2%)	(24.7%)
	ROA (annualized)%		6.6%	7.8%	(1.2%)	(15.1%)

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity ratio as of December 2014 was 1.23 times, showing a 6.1% decrease compared to December 2013. Despite this, the company has an excellent liquidity position, as a result of more cash and short-term assets compared to last year.

The debt ratio is 0.92 times as of December 30, 2014, increasing by 17.9% compared to December 2013.

The financial expense coverage ratio shows a decrease of 0.91 times, equivalent to 17.4%, moving from 5.26 times in December 2013 to 4.35 times in December 2014. This is mainly the result of increased financial costs in 2014 despite the 2.2% increase in EBITDA in this period.

The profitability indicator, being operating income divided by operating revenue, declined by 12.3% to 24.4% as of December 2014.

The return on the equity of the shareholders of the company is 9.9%, a decrease of 24.7% compared to 2013, as a consequence of the reduced annualized results obtained in the period to December 2014.

The return on assets moved from 7.8% in December 2013 to 6.6% in December 2014, mainly due to the reduced total assets at December 2014.

MAIN CASH FLOWS

The company generated a positive net cash flow during the year of Ch$114,891 million, comprising the following main items:

Cash Flow (million Ch$)	Dec 14	Dec 13	Change	% Change

From Operating Activities	1,698,038	1,700,976	(2,938)	(0.2%)
From Investing Activities	(299,687)	(1,223,887)	924,200	(75.5%)
From Financing Activities	(1,283,460)	336,765	(1,620,225)	(481.1%)

Net Cash Flow	114,891	813,854	(698,963)	(85.9%)

Operating activities generated a reduced net cash flow of Ch$2,938 million to December 2014, showing a decline of 0.2% compared to the previous year. This is mainly composed of sales proceeds and other income of Ch$7,860,511 million and other operating income of Ch$793,807 million, compensated by payments to suppliers of Ch$4,395,777 million, payments to employees of Ch$482,784 million and other operating payments of Ch$2,077,719 million.

Investment activities generated a negative net cash flow of Ch$299,014 million, mainly explained by disbursements relating to the acquisition of property, plant and equipment of Ch$825,909 million, the incorporation of intangible assets (IFRIC 12) of Ch$260,501 million, the increase in the investment in Inversiones Gas Atacama Holding net of its cash of Ch$37,655 million and a capital contribution in HidroAysén of Ch$3,315 million, compensated by interest received of Ch$93,410 million, other cash inflows of Ch$88,179 million and investments in time deposits of over 90 days of Ch$646,104 million.

Financing activities generated a negative net cash flow of Ch$1,283,460 million, mainly loan repayments of Ch$639,056 million, dividend payments of Ch$632,808 million, interest payments of Ch$246,770 million, other financing disbursements of Ch$145,440 million and other disbursements for the purchase of shares in Coelce of Ch$134,482 million, the purchase of Inkia Holdings for Ch$250,650 and others of Ch$8,454 million, compensated by new loans of Ch$774,200 million.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Dec 14	Dec 13	Dec 14	Dec 13

Endesa Chile	420,745	292,017	204,537	189,695
Cachoeira Dourada	7,505	5,971	6,182	5,800
CGTF	25,049	11,084	6,691	5,996
CIEN	5,992	5,574	14,222	13,524
Chilectra S.A.	37,925	40,248	25,826	25,402
Edesur S.A.	180,592	126,535	10,772	12,909
Edelnor S.A.	49,737	58,114	26,510	24,006
Ampla (*)	163,287	105,266	51,202	51,402
Coelce (*)	97,214	59,835	48,049	35,481
Codensa S.A.	74,287	62,608	71,999	61,825
Inmobiliaria Manso de Velasco Ltda.	863	250	260	263
ICT	81	9	43	47
Holding Enersis and investment companies	8,432	4,825	1,224	830
Cemsa	-	12	30	40
Dock Sud	13,093	-	5,722	5,386
EE Piura	1,608	437	5,911	2,867

Total	1,086,410	772,785	479,180	435,473

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental regulations. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•         The public authorities are going to approve such environmental impact studies.

•         Public opposition will not cause delays or modifications to any proposed project

•         Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 86% as of December 31, 2014.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	31-12-2014%	31-12-2013%
Fixed Interest Rate	86%	72%
Variable Interest Rate	14%	28%
Total	100%	100%

Exchange rate risk

Exchange risks are mainly related to the following transactions:

Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

Revenues of Group companies that are directly linked to dollar fluctuations

Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Group has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of December 31 2014, there were swap operations for 266 thousand Brent oil barrels for January 2015, and 350 thousand MBTU of Henry Hub gas for February 2015. As of December 31 2013, there were no commodity hedges outstanding.

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 19 and 21 and Appendix 4.

As of December 31, 2014, the Enersis Group shows a liquidity of ThCh$ 1,704,745,491 in cash and cash equivalents and ThCh$ 353,263,488 in available committed long-term credit lines. As of December 31, 2013, the Enersis Group had a liquidity position of ThCh$ 1,606,387,569 in cash and cash equivalents and ThCh$ 208,900,680 in committed long-term credit lines.

Credit Risk.

The Enersis Group thoroughly follows up the credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade as far as possible) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible variation of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

The US dollar Libor interest rate.

The usual local banking-practice indices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (for a one day period) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	31-12-2014%	31-12-2013%
Interest Rate	33,135,363	17,236,855
Exchange Rate	1,065,881	3,074,168
Correlation	(1,187,257)	(390,965)
Total	33,013,987	19,920,058

The Value at Risk positions have evolved during the 2014 period and 2013 period as a function of the start/maturity of the transactions.

Other risk

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment, after any applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds. In the specific case of the April 2014 Yankee bond, maturing in 2024, the threshold is $ 50 million.

Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Daniel Fernández
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Title: Deputy Chief Executive Officer

Date: February 2, 2015